EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2008

(In thousands)

Earnings
Net income before minority interest	$49,877
Equity earnings	(6,937)
Income distribution from equity investees	5,272
Minority interest in pre-tax income	(7,852)
Amortization of capitalized interest	102
Interest capitalized	(4,827)
Federal and state income taxes	27,126
Fixed charges	23,719
Total Earnings as Defined	$86,480

Fixed Charges
Interest expense on long-term debt and other	$16,276
Interest on rentals*	1,715
Amortization of debt issuance costs	545
AFUDC - borrowed funds	356
Capitalized interest	4,827
Total Fixed Charges	$23,719

Ratio of Earnings to Fixed Charges	3.65x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.